FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 1, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 1, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
01 October 2019	768,612	2,409.00 GBp	2,385.00 GBp	2,395.56 GBp	LSE
01 October 2019	254,324	2,408.50 GBp	2,385.00 GBp	2,395.62 GBp	BATS (BXE)
01 October 2019	132,765	2,408.50 GBp	2,385.50 GBp	2,395.59 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1004378/2019_10_01_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 2, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 2, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
02 October 2019	1,075,490	2,370.00 GBp	2,302.50 GBp	2,324.18 GBp	LSE
02 October 2019	333,064	2,372.00 GBp	2,302.50 GBp	2,324.15 GBp	BATS (BXE)
02 October 2019	186,893	2,372.50 GBp	2,303.00 GBp	2,324.12 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1005194/2019_10_02_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 3, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 3, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 October 2019	1,621,000	2,301.00 GBp	2,263.50 GBp	2,286.06 GBp	LSE
03 October 2019	506,000	2,301.00 GBp	2,263.50 GBp	2,286.08 GBp	BATS (BXE)
03 October 2019	278,000	2,301.00 GBp	2,263.50 GBp	2,286.07 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1005786/2019_10_03_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 4, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 4, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 October 2019	1,316,381	2,330.50 GBp	2,298.50 GBp	2,312.29 GBp	LSE
04 October 2019	427,000	2,330.50 GBp	2,298.50 GBp	2,311.84 GBp	BATS (BXE)
04 October 2019	214,179	2,330.50 GBp	2,298.50 GBp	2,311.82 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1006230/2019_10_04_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 7, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 7, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 October 2019	838,517	2,345.00 GBp	2,306.50 GBp	2,333.40 GBp	LSE
07 October 2019	287,650	2,345.00 GBp	2,307.50 GBp	2,333.33 GBp	BATS (BXE)
07 October 2019	143,000	2,344.50 GBp	2,307.00 GBp	2,333.33 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1006894/2019_10_07_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 8, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 8, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 October 2019	794,806	2,346.00 GBp	2,325.50 GBp	2,336.63 GBp	LSE
08 October 2019	277,052	2,346.50 GBp	2,325.50 GBp	2,336.51 GBp	BATS (BXE)
08 October 2019	137,953	2,346.50 GBp	2,325.50 GBp	2,336.61 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1007719/2019_10_08_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 9, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 9, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 October 2019	1,048,155	2,331.50 GBp	2,302.50 GBp	2,320.25 GBp	LSE
09 October 2019	360,000	2,331.50 GBp	2,302.50 GBp	2,320.30 GBp	BATS (BXE)
09 October 2019	171,000	2,331.50 GBp	2,304.00 GBp	2,320.47 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1008401/2019_10_09_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 10, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 10, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 October 2019	884,760	2,342.50 GBp	2,310.00 GBp	2,329.98 GBp	LSE
10 October 2019	358,251	2,342.50 GBp	2,310.00 GBp	2,329.27 GBp	BATS (BXE)
10 October 2019	134,000	2,342.50 GBp	2,312.00 GBp	2,330.57 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1009158/2019_10_10_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 11, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 11, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 October 2019	1,550,474	2,332.50 GBp	2,279.50 GBp	2,296.92 GBp	LSE
11 October 2019	546,000	2,332.00 GBp	2,281.00 GBp	2,295.23 GBp	BATS (BXE)
11 October 2019	248,000	2,333.00 GBp	2,281.00 GBp	2,296.86 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1009705/2019_10_11_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 14, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 14, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 October 2019	1,593,517	2,309.00 GBp	2,279.00 GBp	2,291.83 GBp	LSE
14 October 2019	571,027	2,309.00 GBp	2,278.50 GBp	2,291.95 GBp	BATS (BXE)
14 October 2019	256,374	2,309.00 GBp	2,279.00 GBp	2,291.86 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1010462/2019_10_14_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 15, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 15, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
15 October 2019	1,565,144	2,295.50 GBp	2,255.50 GBp	2,282.43 GBp	LSE
15 October 2019	581,000	2,295.50 GBp	2,256.00 GBp	2,279.91 GBp	BATS (BXE)
15 October 2019	248,364	2,295.50 GBp	2,255.50 GBp	2,279.11 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1011282/2019_10_15_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 16, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 16, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 October 2019	1,591,000	2,282.50 GBp	2,240.00 GBp	2,260.27 GBp	LSE
16 October 2019	551,000	2,282.50 GBp	2,239.50 GBp	2,260.45 GBp	BATS (BXE)
16 October 2019	254,000	2,282.50 GBp	2,240.00 GBp	2,260.64 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1012131/2019_10_16_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

October 17, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on October 17, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 October 2019	1,281,120	2,282.50 GBp	2,244.50 GBp	2,262.59 GBp	LSE
17 October 2019	425,335	2,281.50 GBp	2,244.50 GBp	2,262.26 GBp	BATS (BXE)
17 October 2019	204,300	2,282.00 GBp	2,245.00 GBp	2,262.19 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1012818/2019_10_17_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: October 31, 2019